Daniel Hollaway

Work History:

- 2021 - Present: Managing Member - Hard AF Seltzer, LLC

- 2019 - Present: Host, Managing Director - Drinkin Bros Podcast, Wilmington, North Carolina Area

- 2017 - 2019: VP Marketing - Black Rifle Coffee Company, San Antonio, Texas Area

- 2016 - 2017: Fraud Detection and National Security - United States Citizenship and Immigration Services, San Francisco, California

- 2013 - 2015: Area Operations and Training Manager - SMGI

- 2005 - 2010: Infantry - US Army

Education:

2015 - 2016: Master's Degree, Homeland Security - Penn State University

2011 - 2013: Bachelor's Degree, Security Management - American Military University

2003 - 2005: Associate's Degree, Computer Networking and Security - ECPI University